# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maiden Holdings, Ltd., CIK 0001412100
CUSIP: G5753U112
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: SCHRODERS HOUSE, SCHRODERS HOUSE, HAMILTON, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001315863-20-000133
Filed by CIK 0001797093

## Reporting persons
- Phillips Ray Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 7,047,561; shared dispositive power 0; aggregate amount beneficially owned 7,047,561 (7% of the class)
- Brian Michael Phillips: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 42,907; shared voting power 0; sole dispositive power 7,090,468; shared dispositive power 0; aggregate amount beneficially owned 7,090,468 (7% of the class)

## Item 1. Issuer
Name of issuer: Maiden Holdings, Ltd.
Address of issuer's principal executive offices: SCHRODERS HOUSE, SCHRODERS HOUSE, HAMILTON, BERMUDA, HM 12.

## Item 2. Person Filing
Name of person filing:
Phillips Ray Capital Management, Inc.
Brian Michael Phillips
Address of principal business office or, if none, residence:
Phillips Ray Capital Management, Inc.
2727 W 7th Street., Suite 220
Fort Worth, Texas 76107

Brian Michael Phillips
2727 W 7th Street., Suite 220
Fort Worth, Texas 76107
Citizenship:
Phillips Ray Capital Management, Inc. Texas
Brian Michael Phillips United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Phillips Ray Capital Management, Inc. 7,047,561
Brian Michael Phillips 7,090,468
Percent of class:
Phillips Ray Capital Management, Inc. 6.98%
Brian Michael Phillips 7.02%
Sole power to vote or to direct the vote:
Phillips Ray Capital Management, Inc.
(i) Sole power to vote or to direct the vote: 0

Brian Michael Phillips
(i) Sole power to vote or to direct the vote: 42,904
Shared power to vote or to direct the vote:
Phillips Ray Capital Management, Inc.

(ii) Shared power to vote or to direct the vote: 0

Brian Michael Phillips

(ii) Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Phillips Ray Capital Management, Inc.

(iii) Sole power to dispose or to direct the disposition: 7,047,561

Brian Michael Phillips

(iii) Sole power to dispose or to direct the disposition: 7,090,468
Shared power to dispose or to direct the disposition:
Phillips Ray Capital Management, Inc.

(iv) Shared power to dispose or to direct the disposition: 0

Brian Michael Phillips

(iv) Shared power to dispose or to direct the disposition: 0

All securities reported in this Schedule 13G are directly held by advisory clients (the "Advisory Clients") of Phillips Ray Capital Management, Inc.(the "Adviser") or by Brian Michael Phillips or his respective family members (collectively, with the Advisory Clients, the "Holders"). Pursuant to investment management agreements between the Advisory Clients and the Adviser, the Adviser exercises investment power over securities directly held by the Advisory Clients. Brian Michael Phillips is President, Chief Compliance Officer, Treasurer and Director of the Adviser. Brian Michael Phillips exercises voting and investment power over each of his own, or his respective family members', holdings of securities reported in this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are directly held by the Holders. None of the Holders individually directly holds Common Shares representing more than 5% of the Issuer's Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Phillips Ray Capital Management: Brian Michael Phillips, President (02/06/2024)
- Brian Michael Phillips: Brian Michael Phillips, President (02/06/2024)